

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Mr. Robert Eisman
Senior Managing Director and Chief Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

**Re: Ambac Financial Group, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form 10-Q for the Fiscal Quarter ended June 30, 2009
        File Number: 001-10777**

Dear Mr. Eisman:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief